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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 27, 2001
Date of Report (Date of earliest event reported)

OM Group, Inc.
(Exact Name of Registrant as specified in its charter)

Delaware	**0-22572**	**52-1736882**
(State or other	*(Commission*	*(IRS Employer*
jurisdiction of incorporation)	*File No.)*	*Identification No.)*

50 Public Square
Suite 3500
Cleveland, Ohio 44113-2204
(Address of principal executive offices and zip code)

(216) 781-0083
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Item 5. *Other Events and Regulation FD Disclosure.*

(1) On November 27, 2001, we issued the following notice.

OM GROUP ANNOUNCES $400 MILLION SENIOR SUBORDINATED NOTES OFFERING

CLEVELAND, Nov. 27/PRNewswire/ — OM Group, Inc. (NYSE: OMG-news) announced today that it intends to commence an offering of $400 million of Senior Subordinated Notes due 2011 through a private placement pursuant to Rule 144A. The offering of the notes, which is subject to market and other conditions, will be made within the United States only to qualified institutional buyers.

OM Group intends to use the net proceeds of the note offering to repay outstanding indebtedness under its bridge notes and a portion of the outstanding indebtedness under its credit facilities.

The notes have not been registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy.

OM Group, through its operating subsidiaries, is a leading, vertically integrated international producer and marketer of value-added, metal-based specialty chemicals. The company supplies more than 1,700 customers in 50 countries with some 625-product offerings through three segments, base metal chemistry, precious metal chemistry, and metal management. OM Group products serve 30 major industries, including aerospace, appliance, automotive, ceramics, coatings, electronics, hard metal tools, magnetic tapes, petrochemical, plastics, rechargeable batteries, rubber, stainless steel and other specialty chemicals.

Headquartered in Cleveland, Ohio, OM Group operates manufacturing facilities in the Americas, Europe, Asia and Africa, with approximately 4,700 employees worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OM GROUP, INC.
/s/ JAMES M. MATERNA

James M. Materna
Chief Financial Officer
(Duly authorized signatory of OM Group, Inc.)

November 30, 2001

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